+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Trevi Therapeutics, Inc.

195 Church Street, 14th Floor

New Haven, Connecticut 06510

Attn: Jennifer L. Good

President and Chief Executive Officer

(203) 304-2499

April 11, 2019

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Keira Nakada
Jim Rosenberg
Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 5, 2019
File No. 333-230745

Ladies and Gentlemen:

On behalf of Trevi Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 13 contained in the letter dated December 18, 2018 from the staff (the “Staff”) of the Office of Healthcare & Insurance in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Confidential Draft Registration Statement on Form S-1 (File No. 377-02377), submitted by the Company to the Commission on November 19, 2018. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-230745), which was publicly filed by the Company on April 5, 2019 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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U.S. Securities and Exchange Commission

April 11, 2019

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of the Company’s common stock leading up to the Company’s initial public offering (“IPO”) and the estimated offering price for shares of the Company’s common stock in the IPO. Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split. For purposes of this letter, we have presented all per share amounts without giving effect to the reverse stock split to be consistent with the current presentation in the Registration Statement.

Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, as there has been no public trading market for the Company’s common stock to date, the Board of Directors of the Company (the “Board”), with input from management, has historically determined the fair value of the Company’s common stock as of the date of each equity grant based on the information known to the Company on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the Company’s common stock, and in part on input from independent third-party valuations.

Valuation Methodologies

As disclosed in the Registration Statement, the Company’s valuations of its common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As disclosed in the Registration Statement, the Company performed valuations of its common stock as of December 2017, April 2018, September 2018 and December 2018. The Company performed the December 2017 valuation using the Option Pricing Method (“OPM”) and the April 2018, September 2018 and December 2018 valuations using the hybrid method, which is a probability weighted expected return method (“PWERM”) where the equity value in one of the scenarios is calculated using an OPM.

As disclosed in the Registration Statement, the OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a

U.S. Securities and Exchange Commission

April 11, 2019

liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for a company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

In applying the hybrid method for the April 2018, September 2018 and December 2018 valuations of its common stock, the Company calculated an equity value using the OPM for a remain private scenario and considered an IPO as the other potential future liquidity event, with the equity value for the IPO scenario determined using the guideline public company (“GPC”) method under the market approach. The relative probability of the IPO scenario was determined based on an analysis of market conditions at the time and the Company’s expectations as to the timing and likely prospects of the IPO at each valuation date. In its application of the GPC method, the Company considered publicly traded companies in the biopharmaceutical industry that had a similar profile to the Company as well as recently completed initial public offerings as indicators of the Company’s estimated future value in an IPO. The Company then discounted that future value back to the valuation date at an appropriate discount rate.

Common Stock Valuations and Stock Option Grants

Since January 1, 2018, the Company has granted stock options during the following periods at the per share exercise prices indicated:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date
January-February 2018	75,000	$0.35	$0.35
April-May 2018	1,313,000	0.70	0.70
September-October 2018	1,111,340	0.96	0.96

U.S. Securities and Exchange Commission

April 11, 2019

January and February 2018 Stock Option Grants

In January and February 2018, the Company granted options to purchase an aggregate of 75,000 shares of common stock at an exercise price of $0.35 per share. The Board determined that the fair value per share at the time of the grants was $0.35 based in part on an independent third-party valuation that set the fair value of the Company’s common stock at $0.35 per share as of December 31, 2017.

The third-party valuation as of December 31, 2017 was calculated using an OPM backsolve calculation that was based on an implied equity value of the Company derived from the $1.46 per share price for the Company’s Series C preferred stock sold in the Company’s Series C financing in July 2017. The value of the common stock was then adjusted by applying a discount for lack of marketability (“DLOM”) of 25.0%.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants in January and February 2018, the Board considered this third-party valuation as well as developments in the Company’s business between December 31, 2017 and each respective grant date and determined that there were no developments that warranted a change in the fair value of the Company’s common stock.

April and May 2018 Stock Option Grants

In April and May 2018, the Company granted options to purchase an aggregate of 1,313,000 shares of common stock at an exercise price of $0.70 per share. The Board determined that the fair value per share at the time of the grants was $0.70 based in part on an independent third-party valuation that set the fair value of the Company’s common stock at $0.70 per share as of April 30, 2018.

U.S. Securities and Exchange Commission

April 11, 2019

The third-party valuation as of April 30, 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario and a remain private scenario with a liquidity event other than an IPO, which was calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 25% probability of an IPO and a 75% probability of remaining private. The value of the Company’s common stock in the IPO scenario was based on an estimated pre-money valuation at the time of an IPO, which was calculated by the Company’s management based on comparable publicly traded companies in the biopharmaceutical industry and recently completed initial public offerings, and an estimated time to an IPO of 1.04 years. The future IPO value was converted to a present value using a discount rate of 14.5% based on the cost of equity of comparable publicly traded companies in the biopharmaceutical industry. The value of the Company’s common stock in the remain private scenario was calculated using an OPM backsolve calculation that was based on an implied equity value of the Company derived from the $1.46 per share price for the Series C preferred stock in the Company’s Series C financing. The value of the common stock in the remain private scenario was then adjusted by applying a DLOM of 25.0%.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants in April and May 2018, the Board considered this third-party valuation as well as developments in the Company’s business between April 30, 2018 and each respective grant date and determined that there were no developments that warranted a change in the fair value of the Company’s common stock.

September and October 2018 Stock Option Grants

In September and October 2018, the Company granted options to purchase an aggregate of 1,111,340 shares of common stock at an exercise price of $0.96 per share. The Board determined that the fair value per share at the time of the grants was $0.96 based in part on an independent third-party valuation that set the fair value of the common stock at $0.96 per share as of September 30, 2018.

The third-party valuation as of September 30, 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario and a remain private scenario with a liquidity event other than an IPO, which was calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 40% probability of an IPO and a 60% probability of remaining private. The value of the Company’s common stock in the IPO scenario was based on an estimated pre-money valuation at the time of an IPO, which was calculated by the Company’s management based on comparable publicly traded companies in the biopharmaceutical industry and recently completed initial public offerings, and an estimated time to an IPO of 0.63 years. The future IPO value was converted to

U.S. Securities and Exchange Commission

April 11, 2019

a present value using a discount rate of 14.0% based on the cost of equity of comparable publicly traded companies in the biopharmaceutical industry. The value of the Company’s common stock in the remain private scenario was calculated using an OPM backsolve calculation that was based on an implied equity value of the Company derived from the $1.46 per share price for the Series C preferred stock in the Company’s Series C financing. The value of the common stock in the remain private scenario was then adjusted by applying a DLOM of 20.0%.

In connection with determining the fair value per share of the Company’s common stock at the time of the stock option grants in September and October 2018, the Board considered this third-party valuation as well as developments in the Company’s business between September 30, 2018 and each respective grant date and determined that there were no developments that warranted a change in the fair value of the Company’s common stock.

Preliminary IPO Price Range

Rule 83 Confidential Treatment Request by Trevi Therapeutics, Inc.

Request #1

The Company has taken into consideration guidance from representatives of the underwriters for the IPO that has been presented to the Board and management. To provide further information for the Staff’s consideration, the Company advises the Staff that it currently anticipates a price range of approximately $[**] to $[**] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company intends to implement prior to the effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Trevi Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jennifer L. Good, President and Chief Executive Officer, Trevi Therapeutics, Inc., 195 Church Street, 14th Floor, New Haven, Connecticut 06510, (203) 304-2499, before it permits any disclosure of the bracketed information in Request #1.

Comparison of Most Recent Valuation and the Preliminary Price Range

U.S. Securities and Exchange Commission

April 11, 2019

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and representatives of the underwriters. Prior to March 2019, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

Rule 83 Confidential Treatment Request by Trevi Therapeutics, Inc.

Request #2

The Company believes that the difference between the fair value of its common stock of $0.96 per share as of October 8, 2018, the date of the Company’s most recent determination of the fair value of its common stock, and the Preliminary Price Range of $[**] to $[**] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to October 8, 2018:

Trevi Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jennifer L. Good, President and Chief Executive Officer, Trevi Therapeutics, Inc., 195 Church Street, 14th Floor, New Haven, Connecticut 06510, (203) 304-2499, before it permits any disclosure of the bracketed information in Request #2.

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The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential other outcomes that would result in a lower valuation of the Company’s common stock than in the IPO scenario.

U.S. Securities and Exchange Commission

April 11, 2019

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The Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for present value or lack of marketability of the Company’s common stock. In contrast, in the third-party valuation as of September 30, 2018 that the Board considered in determining the fair value of the Company’s common stock as of October 8, 2018, the value of the common stock in the IPO scenario was converted to a present value using a discount rate of 14% over an estimated time to an IPO of 0.63 years and a DLOM of 20% was applied in the remain private scenario.

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The Preliminary Price Range necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since October 8, 2018, the date of the Company’s most recent determination of the fair value of its common stock, the Company has taken several steps towards the completion of an IPO, including:

•	in mid-October, the Company held its IPO organizational meeting;

•	in December 2018, January 2019 and February 2019, the Company held “testing-the-waters” meetings at which the Company received positive feedback from potential investors; and

•	on April 5, 2019, the Company publicly filed the Registration Statement with the Commission.

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Since October 8, 2018, the date of the Company’s most recent determination of the fair value of its common stock, the Company also made further progress in the advancement of its clinical programs and the execution of its business strategies, including:

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continued successful enrollment of patients in the Company’s Phase 2b/3 PRISM trial of nalbuphine ER for the treatment of pruritus associated with prurigo nodularis at clinical trial sites in the United States and the activation of clinical trial sites in Europe for the PRISM trial; and

U.S. Securities and Exchange Commission

April 11, 2019

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engagement of a clinical research organization for the conduct of the Company’s planned Phase 2 clinical trial of nalbuphine ER in patients with idiopathic pulmonary fibrosis and identification of a lead investigator for the trial.

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The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public company equity markets.

The Company respectfully submits that the difference between the latest valuation of the Company’s common stock and the Preliminary Price Range is reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663. Thank you for your assistance.

U.S. Securities and Exchange Commission

April 11, 2019

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Jennifer L. Good, Trevi Therapeutics, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549